Exhibit 21.1

LIST OF SUBSIDIARIES OF INVITAE CORPORATION

Subsidiary	Jurisdiction
Good Start Genetics, Inc.	Delaware
CombiMatrix Corporation	Delaware
CombiMatrix Molecular Diagnostics, Inc.	California
PatientCrossroads, Inc.	California
Ommdom Inc.	Delaware
Invitae Canada Inc.	British Colombia, Canada